Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Village Farms International, Inc. (“Village Farms”)

4700 - 80th Street

Delta, British Columbia

V4K 3N3

Item 2	Date of Material Change

April 4, 2019.

Item 3	News Release

A news release was issued through CNW Group on April 4, 2019.

Item 4	Summary of Material Change

Village Farms announced that it has entered into an agreement with Beacon Securities Limited (“Beacon”), as lead underwriter, on its own behalf and on behalf of a syndicate of underwriters (together with Beacon, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 1,000,000 common shares (the “Offered Shares”) in the capital of Village Farms at a price of C$20.00 per Offered Share (the “Issue Price”) for aggregate gross proceeds to Village Farms of C$20,000,000 (the “Offering”).

In addition, Village Farms has granted the Underwriters an over-allotment option, exercisable, in whole or in part, by Beacon, on behalf of the Underwriters, to purchase up to an additional number of Offered Shares equal to 15% of the Offered Shares sold pursuant to the Offering, at the Issue Price, at any time up to 30 days from the closing of the Offering (the “Over-Allotment Shares”).

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

Village Farms announced that it has entered into an agreement with Beacon, as lead underwriter, on its own behalf and on behalf of a syndicate of underwriters, pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, the Offered Shares in the capital of Village Farms at a price of C$20.00 per Offered Share for gross proceeds to Village Farms of C$20,000,000.

In addition, Village Farms has granted the Underwriters an over-allotment option, exercisable, in whole or in part, by Beacon, on behalf of the Underwriters, to purchase any Over-Allotment Shares, at the Issue Price, at any time up to 30 days from the closing of the Offering.

The closing of the Offering is expected to occur on or about April 18, 2019 and is subject to the completion of formal documentation and receipt of regulatory approval, including the approval of the Toronto Stock Exchange and a notification of issuance to the NASDAQ Capital Market. Village Farms intends to use the net proceeds from the Offering for working capital purposes, including the growth capital needs of its U.S. hemp business.

The Offered Shares and any Over-Allotment Shares to be issued under the Offering will be offered by way of a short form prospectus to be filed in each of the Provinces of Canada (other than Quebec) and may be offered in the United States to Qualified Institutional Buyers (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “1933 Act”)) by way of private placement pursuant to an exemption from the registration requirements of the 1933 Act, or under other exemptions from the registration requirement that are available under the 1933 Act, and pursuant to any applicable securities laws of any state of the United States. The Offered Shares and any Over-Allotment Shares may also be sold in such other jurisdictions as Village Farms and Beacon may agree.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, at (407) 936-1190, ext. 340.

Item 9	Date of Report

April 4, 2019.